Filed Pursuant to Rule 253(g)(2)

File No. 024-10691

FUNDRISE FOR-SALE HOUSING EFUND – LOS ANGELES CA, LLC

SUPPLEMENT NO. 18 DATED FEBRUARY 20, 2018
TO THE OFFERING CIRCULAR DATED MAY 10, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC (the “Company”, “we”, “our” or “us”), dated May 10, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 12, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Updates to Minor Assets Acquired - February 20, 2018

Investment Type	Location	Date	Principal Balance
Real estate debt investment	Los Angeles, CA	02/08/2018	$500,000

Acquisition of Senior Mortgage Loan – Commonwealth

On February 8, 2018, we acquired from Fundrise Lending, LLC (“Lending”) a first mortgage loan with a maximum principal balance of $500,000 (the “Commonwealth Senior Loan”). The borrower, 600 Block Commonwealth LLC, a California limited liability company (“Commonwealth”), used the loan proceeds to purchase land in the Silver Lake Neighborhood of Los Angeles, CA (the “Commonwealth Property”), and currently plans to combine with an adjacent parcel to build a 12-unit small lot development after securing construction financing. The Commonwealth Senior Loan is secured by the Commonwealth Property. Other than with regard to certain other real estate transactions, neither our Manager nor we are affiliated with Commonwealth.

Commonwealth is managed by the principals of Stradella Court LLC (“Stradella Court”), a real estate company, established in 2012, that is based out of Los Angeles, CA, and which specializes in real estate located in infill Los Angeles.

The Commonwealth Property is a residential zoned site located at on N Commonwealth Street, in the Echo Park neighborhood of Los Angeles. The land area is approximately 7,518 square feet. The Commonwealth Property received its Vesting Tentative Tract Map in 2016 approving the site for 12 total homes (including an adjacent parcel currently owned by the sponsor). Stradella Court plans to combine the lots for a total area of 15,038 square feet and close on a construction loan to complete the small lot development.

The Commonwealth Senior Loan was funded with proceeds from our Offering, with a funding amount of $500,000. On the original closing date of the Commonwealth Senior Loan, Commonwealth was capitalized with approximately $679,500 of equity capital from the borrower. The Commonwealth Senior Loan is being serviced by Fundrise Servicing, LLC (“Servicing”), an affiliate of our Manager and a wholly-owned subsidiary of our sponsor.

The Commonwealth Senior Loan bears an interest rate of 18% per annum, with an amount equal to 18% per annum paid current on a monthly basis through the maturity date, July 31, 2018 (the “Commonwealth Maturity Date”). In addition, Lending, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 1.5% of the Commonwealth Senior Loan amount, paid directly by Commonwealth.

Commonwealth has the ability to extend the Commonwealth Maturity Date for a period of six (6) months; provided, however, to exercise such extension, Commonwealth is required to pay to us an extension fee consisting of 1.0% of the outstanding principal amount of the Commonwealth Senior Loan. During the extension period, the interest rate of the Commonwealth Senior Loan will remain at 18% per annum. The Commonwealth Senior Loan may be prepaid in whole or in part without penalty during the term of the Commonwealth Senior Loan.

As of its closing date, the Commonwealth Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 42%. The LTC ratio is the amount of the Commonwealth Senior Loan divided by the cost to acquire the project.

The principals of Commonwealth have provided carve-out and springing guaranties.